Ardelyx, Inc.

400 Fifth Avenue, Suite 210

Waltham, MA 02451

January 24, 2023

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Tyler Howes

Re:	Ardelyx, Inc.

Registration Statement on Form S-3

Filed January 19, 2023

File No. 333-269297

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-269297) (the “Registration Statement”) of Ardelyx, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on January 25, 2023, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.

Thank you for your assistance in this matter.

Very truly yours,

Ardelyx, Inc.

By:	/s/ Elizabeth Grammer
Elizabeth Grammer
Chief Legal and Administrative Officer

cc:	Justin Renz, Ardelyx, Inc.

Mark Roeder, Latham & Watkins LLP